UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
Babcock & Brown Air Limited
(Name of Issuer)
American Depositary Receipts representing Common Shares
(Title of Class of Securities)
05614P 101
(CUSIP Number)

Karen R. Fagerstrom, Esq.	Peter S. Malloy
Babcock & Brown	Simpson Thacher & Bartlett LLP
600 Lexington Ave, 19th Floor	2550 Hanover Street
New York, New York 10022	Palo Alto, California 94304
(212) 415-0231	(650) 251-5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 29, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05614P 101

1	NAME OF REPORTING PERSON. Babcock & Brown JET-i Co., Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,411,264

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,411,264

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock: 1,411,264

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock: 4.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	05614P 101

1	NAME OF REPORTING PERSON. Babcock & Brown Investment Holdings Pty Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Australia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,411,264

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,411,264

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock: 1,411,264

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock: 4.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	05614P 101

1	NAME OF REPORTING PERSON. Babcock & Brown International Pty Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Australia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,411,264

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,411,264

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock: 1,411,264

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock: 4.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	05614P 101

1	NAME OF REPORTING PERSON. Babcock & Brown Limited (Administrators Appointed)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Australia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,411,264

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,411,264

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock: 1,411,264

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock: 4.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

     This Amendment No. 5 amends and supplements the statement on Schedule 13D initially filed on October 12, 2007 with the Securities and Exchange Commission (the “SEC”) by Babcock & Brown JET-i Co., Ltd (“B&B JET-i”), for and on behalf of itself, Babcock & Brown Investment Holdings Pty Ltd (“BBIHPL”), Babcock & Brown International Pty Ltd and Babcock & Brown Limited (Liquidators Appointed), amended and restated by Amendment No. 1 filed on January 15, 2008 with the SEC by B&B JET-i, for and on behalf of itself, BBIHPL, Babcock & Brown International Pty Ltd, Babcock & Brown Limited (Liquidators Appointed), Babcock & Brown Australia Group Pty Ltd, Babcock & Brown Australia Pty Ltd, Babcock & Brown Transaction Holdings Pty Ltd, Babcock & Brown Transactions Pty Ltd and AGSO Property Pty Ltd, amended and supplemented by Amendment No. 2 filed on June 15, 2009 with the SEC by B&B JET-i, for and on behalf of itself, BBIHPL, Babcock & Brown International Pty Ltd, Babcock & Brown Limited (Liquidators Appointed), Babcock & Brown Australia Group Pty Ltd, Babcock & Brown Australia Pty Ltd, Babcock & Brown Transaction Holdings Pty Ltd, Babcock & Brown Transactions Pty Ltd and AGSO Property Pty Ltd, amended and supplemented by Amendment No. 3 filed on June 24, 2009 with the SEC by B&B JET-i, for and on behalf of itself, BBIHPL, Babcock & Brown International Pty Ltd, Babcock & Brown Limited (Liquidators Appointed), Babcock & Brown Australia Group Pty Ltd, Babcock & Brown Australia Pty Ltd, Babcock & Brown Transaction Holdings Pty Ltd, Babcock & Brown Transactions Pty Ltd and AGSO Property Pty Ltd, and further amended and supplemented by Amendment No. 4 filed on April 2, 2010 with the SEC by B&B JET-i, for and on behalf of itself, BBIHPL, Babcock & Brown International Pty Ltd and Babcock & Brown Limited (Liquidators Appointed) (as so amended and restated and supplemented, the “Prior Filing”), which Schedule 13D relates to the American Depositary Shares, each representing one common share, par value $0.001 per share, of Babcock & Brown Air Limited, a Bermuda corporation.
     Capitalized terms used in this Statement without being defined herein have the respective meanings given to them in the Prior Filing.
     This Statement is being filed to disclose that each Reporting Person no longer beneficially owns 5% or more of the outstanding ADSs of B&B Air, and accordingly, will no longer be a Reporting Person.
Item 4. Purpose of Transaction
     Item 4 of the Prior Filing is amended by deleting the fifth and sixth paragraphs thereof and substituting in its place the following:
     On April 29, 2010, the transactions contemplated by the SPA and the SRA were closed (respectively, the “SPA Closing Date” and “SRA Closing Date”), and the Reporting Persons continue to beneficially own 1,411,264 ADSs of B&B Air (the “Retained ADSs”). The Retained ADSs represent less than 5% of the outstanding ADSs of B&B Air, so the Reporting Persons are no longer subject to the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the ADSs.
     Subject to the terms and conditions of the SPA with respect to the Retained ADS, depending on factors as the Reporting Persons may deem relevant, including, but not limited to, the Reporting Persons’ review and evaluation of the business and prospects of B&B Air, trading prices of the ADSs of B&B Air, general market and economic conditions, tax and accounting considerations and/or business, investment or sale opportunities available to the Reporting Persons’, the Reporting Persons may (a) sell all or any part of the Retained ADSs in a privately negotiated transaction, (b) sell all or any part of the Retained ADSs pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), or otherwise, (c) enter into derivative or similar transactions with respect to the Retained ADSs, (d) exercise any of their rights with respect to the Retained ADSs (including, without limitation, (i) registering the Retained ADSs pursuant to B&B Air’s existing shelf registration statement or (ii) including any of the Retained ADSs in a registered offering under the Securities Act by B&B Air) pursuant to that certain Registration Rights Agreement, dated as of October 2, 2007, by and among B&B Air, B&B JET-i and each of the other shareholders of B&B Air that is listed in the signature pages thereto (the “Registration Rights Agreement”), or (e) engage in any combination of the foregoing. Any resulting potential sale or any of the other potential transactions described above may be announced or consummated at any time, without additional prior notice.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Prior Filing is amended and restated in its entirety as follows:
     (a) The responses of the Reporting Persons to rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference. Each of B&B JET-i, BBIHPL, Babcock & Brown International Pty Ltd and Babcock & Brown Limited (Liquidators Appointed) is the beneficial owner of the Retained ADSs owned by B&B JET-i, which represent approximately 4.99% of B&B Air’s outstanding ADSs. This percentage was calculated based on 30,279,948 outstanding ADSs, as of December 31, 2009, as reported in B&B Air’s most recent annual report filed on Form 20-F, minus the 2,011,265 ADSs repurchased by B&B Air pursuant to the closing of the SRA.
     (b) Each of B&B JET-i, BBIHPL, Babcock & Brown International Pty Ltd and Babcock & Brown Limited (Liquidators Appointed) has the shared power to direct the vote and the disposition of the 1,411,264 ADSs owned by B&B JET-i.
     (c) Information with respect to all transactions in the ADSs, which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons, is described in Item 4 of this Statement and the Prior Filing and is incorporated herein by reference.
     (d) Not applicable.
     (e) As a result of the transfer of ADSs by certain of the Reporting Persons as described in Item 4 of this Statement, each of B&B JET-i, BBIHPL, Babcock & Brown International Pty Ltd and Babcock & Brown Limited (Liquidators Appointed) no longer beneficially owns 5% or more of the outstanding ADSs of B&B Air, and accordingly, will no longer be a Reporting Person.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Prior Filing is amended to incorporate by reference therein the information set forth in Item 4 of this Statement.

SIGNATURES
     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of April 29, 2010 that the information set forth in this Statement is true, complete and correct.

Babcock & Brown JET-i Co., Ltd
By:	/s/ Walter A. Horst
	Name:	Walter A. Horst
	Title:	Authorised Signatory

Babcock & Brown Investment Holdings Pty Ltd
By:	/s/ Michael Larkin
	Name:	Michael Larkin
	Title:	Director

Babcock & Brown International Pty Ltd
By:	/s/ Michael Larkin
	Name:	Michael Larkin
	Title:	Director

Babcock & Brown Limited (Liquidators Appointed)
By:	/s/ Simon Cathro
	Name:	Simon Cathro
	Title:	Liquidator